

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

7 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549





05005712

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 31st of January and the 1st, 2nd and 3rd of February 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 2/11

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 3 February 2005 **Subject:** Section 198 CA 1985

To: Mr Mike Vaux **Company:** MyTravel Group Plc **Fax Number:** (0161) 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

1 February 2005

11. Date company informed

3 February 2005

12. Total holding following this notification

696,046,513 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

11.83% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

4 February 2005

RNS Number:2043I
MyTravel Group plc
03 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Chase & Co.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

3 February 2005

12. Total holding following this notification

388,807,400 A ordinary shares

13. Total percentage holding of issued class following this notification

6.61% of the A ordinary shares

14. Any additional information

The interest of J.P. Morgan Chase & Co. is a result of its subsidiary, J.P. Morgan Securities Ltd, increasing its interests in the Company. The number of shares held by J.P. Morgan Securities Ltd is 388,807,400 A ordinary shares.

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

3 February 2005

END

JPMorgan

The Company Secretary
MyTravel Group Plc – A Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

3 February 2005

Dear Sir,

MYTRAVEL GROUP PLC – A SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has a material interest in the share capital of MyTravel Group Plc (the "Company") of 6.60%. This is a result of its subsidiary, J.P. Morgan Securities Ltd., increasing its interests in the Company. Details are as follows:

Number of shares held by J.P. Morgan Securities Ltd: 388,807,400 (6.60%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com

RNS Number:1957I
MyTravel Group plc
03 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

3 February 2005

12. Total holding following this notification

617,777,158 A ordinary shares of which 535,714,294 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

10.50% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making

this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

3 February 2005

END

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

3 February 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 1 February 2005, following acquisitions and receipts of shares from conversion, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 535,714,294 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 617,777,158 shares being equivalent to approximately 10.5% of the total shares in issue of this class. (Shares outstanding being 5,884,932,499).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

RNS Number:1476I
MyTravel Group plc
02 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

1 February 2005

12. Total holding following this notification

1,212,375,613 A ordinary shares

13. Total percentage holding of issued class following this notification

20.60% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as fund managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

2 February 2005

END

Central Compliance

BY FAX AND POST

Deutsche Bank 

1 February 2005

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 26 January 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 6,131,844,305 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 1,212,375,613 A ordinary shares of MyTravel Group Plc, amounting to 19.77%.

Part of this holding may relate to hedging arrangements for customer transactions, and companies within the Group acting as Fund Managers hold some of the shares on behalf of a number of clients whose portfolios are managed on a discretionary basis.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares10.doc
DJL

SCHEDULE

MYTRAVEL GROUP PLC
A ORDINARY £0.01 SHARES

Held as Principal	**No of Shares**
Deutsche Bank AG London	1,053,515,613
Held in Customer Portfolios	
State Street Nominees	158,860,000
TOTAL	**1,212,375,613**

1 February 2005

S:\central\shared\198\MyTravel A shares10.doc
DJL

RNS Number:0719I
MyTravel Group plc
01 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Royal Bank of Scotland Group plc, The Royal Bank of Scotland plc and West Register (Investments) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Rock Nominees Limited

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

31 January 2005

12. Total holding following this notification

1,131,963,416 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

19.23% of the A ordinary shares of 1p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

1 February 2005

END

RBS
The Royal Bank of Scotland Group

Done

S198-L01/RJH/5050

1 February 2005

Group Secretariat
2nd Floor
1 Princes Street
London EC2R 8PB
Switchboard: 020 7390 1625
Facsimile: 020 7714 4465
www.rbs.co.uk

The Company Secretary
Mytravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester
M14 7QU

Dear Sir

SECTION 198 COMPANIES ACT 1985

We, The Royal Bank of Scotland Group plc, for ourselves and on behalf of:

The Royal Bank of Scotland plc
and West Register (Investments) Limited

write to advise you pursuant to Section 198 of the Companies Act 1985 (the Act) that:

1. This notification relates to the 'A' ordinary 1p share capital of Mytravel Group plc.

2. The number of shares of the person(s) with an interest, for the purposes of sections 208 and 209 of the Act, immediately after the time when the obligation arose, are shown on the attached schedule.

3. The identity of the registered holder of these shares and the number of shares held by the holder, so far as is known to us at the date of this notification, are shown on the attached schedule.

4. The percentages quoted on the attached schedule are based on your issued 'A' ordinary share capital of 5,884,932,499, as advised to us by yourselves.

5. None of the shares on the attached schedule relates to interests as mentioned in Section 208 (5) of the Act.

Yours faithfully

Neil Child

pp R J Hopkins
Manager
Share Aggregation

Direct Line: 0207 714 4467

Continued /2...

Schedule of registered holders for notification S198-L01/RJH/5050

Registered Holder	Number of Shares	Percentage
Rock Nominees Limited	1,131,963,416	
Total interest of West Register (Investments) Limited The Royal Bank of Scotland plc The Royal Bank of Scotland Group plc	**1,131,963,416**	**19.23**

RNS Number:0728I
MyTravel Group plc
01 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

26 January 2005

11. Date company informed

31 January 2005

12. Total holding following this notification

687,005,567 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

11.67% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

1 February 2005

END

Morgan Stanley Securities Limited

25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

31 January 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 26 January 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 687,005,567 shares, being approximately 13.69% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



Robin Greenwood
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange

RNS Number:0036I
MyTravel Group plc
31 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

27 January 2005

11. Date company informed

31 January 2005

12. Total holding following this notification

188,829,568 A ordinary shares of which 106,766,704 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

3.60% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

The disclosures of interests in the A ordinary shares of MyTravel Group plc made by CSFB on 18 and 19 January 2005 to MyTravel Group and included in notifications by MyTravel on those dates erroneously included holdings of 1p Convertible Shares submitted for conversion to A ordinary shares but prior to those A shares being issued to CSFB. Those disclosures should be disregarded.

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

31 January 2005

END

CREDIT | FIRST
SUISSE | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

31 January 2005

Dear Sirs

MyTravel ("The Company")

Amendments and New Disclosure

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

As you are aware, CSFB (as defined below) has been in the process of converting a significant number of B shares for the shares in the last couple of weeks. According to the stipulations of the Act, CSFB is under an obligation to disclose its interest in the shares once it has actually received the shares into its account. However, we are now aware that two disclosures have been made erroneously due to the shares being attributed to CSFB, from the moment that the B shares were submitted for conversion rather than from the actual receipt of those shares by CSFB. As a result, the disclosures for trading made to you on 18 and 19 January 2005 should be disregarded.

We hereby notify you that as a result of acquisitions and receipts of shares from conversion on 27 January 2005, CSFB held the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited ("CSFBEL"): 106,766,704 "A" shares

2. Credit Suisse First Boston International ("CSFBI"): 82,062,864 "A" shares

CSFB now holds a total interest of 188,829,568 shares being equivalent to approximately 3.76% of the total shares in issue of this class. (Shares outstanding being 5,019,805,524).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



Andrew Veasey
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2087888
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

3 February 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 1 February 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 696,046,513 shares, being approximately 11.83% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully



David Edwards
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and regulated by the Financial Services Authority
A member of the London Stock Exchange